GENCO SHIPPING & TRADING LIMITED
299 PARK AVENUE
12TH FLOOR
NEW YORK, NEW YORK 10171
646-443-8550

April 11, 2024

VIA EDGAR

Christina Chalk, Esq.
Shane Callaghan, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Re:	Genco Shipping & Trading Limited
PREC14A Filed April 3, 2024
File No. 001-33393

Ladies and Gentlemen:

Reference is made to a letter dated April 10, 2024 (the “Comment Letter”) to Mr. John Wobensmith, the Chief Executive Officer and President of Genco Shipping & Trading Limited (the “Company”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to the preliminary proxy statement (PREC14A) filed by the Company on April 6, 2023 (the “Proxy Statement”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The heading and numbered paragraphs in this letter correspond to the heading and numbered paragraphs of the Comment Letter.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Proxy Statement.

PREC14A filed April 3, 2024

General

1. A preliminary proxy statement should clearly identify itself as a preliminary version. Refer to Exchange Act Rule 14a-6(e)(1). Please revise.

In a revised preliminary proxy statement filed concurrently with this letter (the “Revised Proxy Statement”), the Company has added a legend to the cover page of the proxy statement.

2. Please consider including a background section to discuss the events and contacts between Genco and GK Investor leading up to this contested solicitation.

As discussed, the Company considered including such a background section and further considered including such a section in response to the comment.  The Company determined not to include such a section in the Revised Proxy Statement because it understands it is not required by Schedule 14A, does not view it as necessary in the Revised Proxy Statement, and does not believe it is needed to avoid rendering any other content in the Revised Proxy Statement misleading.

3. Please provide the disclosure required by Item 23 of Schedule 14A.

The Company has provided this disclosure on page 51 of the Revised Proxy Statement under the heading “Householding.”

4. On pages 3 and 9 of the proxy statement, you indicate that broker “non-votes” will be counted for determining whether a quorum exists at the annual meeting. Please revise this disclosure to clarify that a beneficial holder’s shares will not be counted for the purposes of determining quorum at the annual meeting if a broker provides GK Investor’s proxy materials to the beneficial holder and such beneficial holder does not provide any voting instructions to the broker.

The Company has so clarified its disclosure on page 2 of the Revised Proxy Statement in the second paragraph under the heading “Voting at the Annual Meeting” and in the answer to question 18 on page 9 of the Revised Proxy Statement.

5. On the preliminary proxy card and on pages 7-8 of the proxy statement, you indicate that the proxy card will be voted based on the Board’s recommendations if the proxy card does not specify voting directions. Please revise to clarify whether you are describing an entirely unmarked, but signed proxy card, or one that is signed and marked as to other matters but not marked as to the particular proposal addressed in your disclosure.

The Company has clarified its disclosure in the answer to question 12 on pages 7-8 of the Revised Proxy Statement and the proxy card that a proxy card that is signed but not marked as to one or more matters is described.

Q&A, page 5

6. On page 8 of the proxy statement, you describe a broker “non-vote” and whether the proposals to be presented at the annual meeting are discretionary or non-discretionary matters. Please revise to clarify how the distinction between discretionary and nondiscretionary matters affects the treatment of broker “non-votes” for each proposal. See Item 21(b) of Schedule 14A.

The Company has so clarified its disclosure in the answer to question 13 on page 8 of the Revised Proxy Statement.

Security Ownership of Certain Beneficial Owners and Management, page 48

7. In the beneficial ownership table on page 48 of the proxy statement, you indicate that “George Economou and affiliated entities” beneficially own 2,313,572 shares of Genco’s common stock. Please revise footnote 14 to clarify that GK Investor is one of these “affiliated entities” that beneficially own the shares reported in this row.

The Company has so clarified footnote 14 on page 48 of the Revised Proxy Statement.

Supplemental Information Regarding Participants in the Solicitation, page A-1

8. Please revise this section to provide the disclosure required by Item 5(b)(1)(viii) – (xii) of Schedule 14A for each participant in this solicitation.

The Company has added this disclosure on page A-9 of the Revised Proxy Statement under the heading “Miscellaneous Information Regarding Participants in the Solicitation.”

Thank you for your attention to our filings with the Commission.  Please feel free to contact the undersigned at (646) 443-8550 for any additional information.

Sincerely,

/s/ John C. Wobensmith

John C. Wobensmith
Chief Executive Officer and President